

Geoffrey Dickson · 3rd
Financial Controller and Finance Director
Greater Boston · Contact info
500+ connections

Voatz
D'Amore-McKim School of Business at Northeastern University

Experience

Director of Finance
Voatz
Apr 2017 – Present · 4 yrs 7 mos
Boston, Massachusetts

Working closely with the founders, leading the finance and accounting function for an exciting startup. Ensuring timely and accurate month-end close cycle. Designed and built out all internal financial reporting and KPI measurement tools. Provide monthly and quarterly financial reporting to internal management team and outside investors. Perform all annual budgeting, monthly forecasting, KPI review and flux analysis, expense reimbursement approval and processing. Designing and documenting internal financial policies and procedures, specifically in the areas of travel expense, capitalization, and credit policy. Completed a concise 409A 'Lite' Valuation per the founders' request leading to the ...see more

Founder and Principal
49 Grove Associates
Jun 2004 – Present · 17 yrs 5 mos
Boston, MA

49 Grove Associates offers expert focus in the areas of accounting controls, financial reporting and analytical tools, new business plan development, finance and accounting departmental operational improvement and optimization, as well as forecasting and budgeting model development and implementation. We offer consultation and advice in new I ...see more

Core Consultant
Robert Half
Mar 2017 – Dec 2018 · 1 yr 10 mos
Boston, Massachusetts

Leveraged my experience and skill set on long-term projects in the Boston area. Areas of focus were internal audit (software revenue recognition, project accounting), year-end audit support for domestic and international business units (UK, Singapore, Australia, India), working in conjunction with senior finance executives and external auditors, and ye ...see more

Controller
VT MÄK
Aug 2016 – Jan 2017 · 6 mos
Cambridge, MA

Managed team of three (2 managers, 1 senior accountant) and reported directly to the CFO in a software company specializing in modeling and simulation for the defense industry. Managed month-end close, presented results to CFO and CEO. Responsible for extensive internal reporting to the parent company. Daily application of 97-2 principles in rev ...see more

Financial Controller
Fetch Storage
Jun 2013 – Jun 2016 · 3 yrs 1 mo
Greater Boston Area

Met weekly with cofounder to plan cash-based activities and to discuss strategy of the start-up. Managed staff accountant in weekly tasks as well as month-end close. Maintained relationships with banking, insurance and CPA firm on behalf of company. Designed a number of financial models related to the business to assist in planning and forecasting as ...see more

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Education

D'Amore-McKim School of Business at Northeastern University
MBA, Finance, Business Management, Entrepreneurship
1992 – 1994

Bridgewater State University
BA, Political Science / History
1988 – 1992
Activities and Societies: Pi Sigma Alpha Honor Society

Continued study of German language from High School for a total of 5 years of study.